                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  Amendment #3

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                       FAIRCHILD INTERNATIONAL CORPORATION
                 (Name of Small Business Issuer in its Charter)

           Nevada                                         91-1880015
(State or other jurisdiction of             (IRS Employer Identification Number)
  Incorporation or Organization)

          Suite 600, 596 Hornby Street, Vancouver, B.C. Canada V6C 1A4
           (Address of Principal Executive Offices)         (Zip Code)

                                 (604) 646-5614
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None
           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                                (Title of Class)

                                Table of Contents
Part I

Item 1.     Description  of  Business. . . . . . . . . . . . . . . . . . . . .Page 3

Item 2.     Management's Discussion and Analysis or Plan of Operation. . . . .Page 14

Item 3.     Description  of  Property. . . . . . . . . . . . . . . . . . . . .Page 15

Item 4.     Security Ownership of Certain Beneficial Owners and Management . .Page 15

Item 5.     Directors, Executive Officers, Promoters and Control Persons. . . Page 16

Item 6.     Executive  Compensation. . . . . . . . . . . . . . . . . . . . . .Page 17

Item 7.     Certain  Relationships  and  Related  Transactions. . . . . . . . Page 17

Item 8.     Description  of  Securities. . . . . . . . . . . . . . . . . . . .Page 18

Part II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity
            and  Other  Shareholder  Matters . . . . . . . . . . . . . . . . .Page 20

Item 2.     Legal  Proceedings. . . . . . . . . . . . . . . . . . . . . . . . Page 21

Item 3.     Changes  in  and  Disagreements  with  Accountants. . . . . . . . Page 21

Item 4.     Recent  Sales  of  Unregistered  Securities. . . . . . . . . . . .Page 21

Item 5.     Indemnification  of  Directors  and  Officers. . . . . . . . . . .Page 22

Part F/S
Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 24

Part III
Item 1.     Index  to  Exhibits. . . . . . . . . . . . . . . . . . . . . . . .Page 25

Item 2.     Description  of  Exhibits. . . . . . . . . . . . . . . . . . . . .Page 25

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 26

                                        2

                                     PART I

To simplify the language in this Registration Statement, Fairchild International
Corp.  is  referred  to  herein  as  "the  Company"  or  "We."

Item  1.     Description  of  Business

Business  Development.
We were incorporated in Nevada on June 20, 1997 as Goanna Resources, Inc. by Mr.
David  Stadnyk  to  pursue  potential  opportunities  in  the mining business in
Australia.  Mr.  Stadnyk originally formed Goanna Resources.  In March 12, 1999,
Mr.  Stadnyk  resigned  as  our director and president, and enlisted our current management  to pursue our current plan of business, when it became apparent that such  mining opportunities would not come to fruition.  Toward this end, on June
24,  1999,  we  changed  our  name  to Fairchild International Corporation.  Mr.
Stadnyk  was  later  retained as our consultant, because of his familiarity with our  plan  of  business  and  his  business contacts, including his knowledge of
Praxis  Pharmaceuticals,  Inc.,  a  corporation  that is conducting research and development  on  our  behalf.

Our current plan of business involves the development of two potential products, the  anti-wrinkle and anti-arthritic product. These potential products are being developed  in  conjunction  with  our agreement with Praxis Pharmaceuticals.  We also  have  a  domain name registered under the name www.Healthpharmacy that may market  the products when Praxis Pharmaceuticals completes their development, if ever.  The  website  is  currently  undergoing  development,  but  there  is  no assurance  that we will ever complete its development.  In addition, there is no assurance  that we will ever complete development of the two potential products, the  anti-wrinkle  or  anti-arthritic  product.

In  approximately  January  1999,  we  began  negotiations  with  Praxis
Pharmaceuticals,  Inc.  for  that  corporation to conduct research and develop a line  of  nutri-ceutical  products  on  our  behalf. Praxis Pharmaceuticals is a pharmaceutical company with a staff of medical doctors and seven scientists that conducts research in pharmaceutical and non-pharmaceutical drugs and treatments.
In  October  1999,  we  entered  into  a  licensing  agreement  with  Praxis
Pharmaceuticals.

On  February  15, 1999, we reverse split our stock on a one (1) share for twenty
(20)  share  basis  to  reduce  the number of shares outstanding.  We originally planned  to  seek  financing  subsequent  to the reverse split, which would have placed  additional  shares of our common stock in the market.  After the reverse split,  however,  our  common stock became volatile.  Our shareholders expressed concern  that  our stock price was too high for an OTCBB stock.  As a result, on
September  13,  1999, we forward split our stock on a ten (10) share for one (1)
share  basis  to  adjust  for the effects of our February 15, 1999 reverse stock split.  Unless  indicated otherwise, all statements herein reflect both of these stock  splits.  We  have  not  been  involved in any bankruptcy, receivership or similar  proceeding. We have not been involved in any material reclassification, merger,  or  purchase  or  sale  of  a  significant  amount of assets not in the ordinary  course  of  business.

During  the  early  part  of  1999  we  had  specific  cosmetic products and had developed  a  full  product  line  that  we wished to bring to market.  However, problems  developed with the agent who proposed to assemble the product line and place  it  with  a  manufacturer.  Specifically,  we  disagreed with the agent's
exorbitant  fees  and  royalties.   Accordingly,  we  cancelled  our  proposed
arrangements  with  the  agent.  Subsequently,  we  started  discussions  with a manufacturer, Agera Skincare Systems, a division of Biosyn, Inc. of New Orleans,
Louisiana,  for that company to manufacture a full line of skin care products on our  behalf.  We  never  finalized  an  agreement  with  Agera  Skincare Systems because  of  our financial limitations and our decision to focus our business on the  research  and  development that Praxis Pharmaceuticals would conduct on our behalf.

                                        3
Business  of  Issuer.
We have operational losses and no revenues.  Our ability to continue in business is  dependent  upon  our  ability  to  generate  sufficient funds to conduct our operations  and  to  attain  profitability and/or raise equity capital or borrow from  third parties and/or related parties sufficient to meet current and future obligations.  We  are  registering  our  common stock on a voluntary basis under
Section  12(g)  of the Exchange Act in order to comply with the recently enacted
Over  the  Counter Bulletin Board ("OTCBB") listing requirements.  From June 19,
1997  to  February  25, 1999, we were engaged in the mining business.  We are no longer  engaged  in  the  mining  business.  We  plan to develop a website named
www.Healthypharmacy.com  marketing  various  anti-aging and nutritional products such  as  vitamin  supplements and homeopathic arthritis and skin care products.
Our  website  is  in  the  developmental  stages  and  is  not  yet operational.

We  have  obtained the domain names, youthfulyou.com and healthypharmacy.com. We plan  to  offer  products through the healthypharmacy.com site.  We have not yet determined  our  intended use for the youthfulyou.com site.  We plan to contract
with Netcom Canada to connect our web site to the Internet.   We have contracted
with  Zappworx  Visual  Management  to  develop  and  maintain our web site.  We launched our website as a "work in progress" on November 1, 1999 and expected to have  our  web  site  operational  by  early  2000.  However, development of our website  has taken longer than expected because we focused upon the research and development  conducted  by  Praxis  Pharmaceuticals.  If  our  website  becomes operational at that time, we plan to take orders via our website; however, there is  no  assurance  that we will develop that capability or be operational at any time.

Web site shoppers will be able to browse our site and place their secured orders on line.  We plan to process orders by online credit card or cyber cash systems.
We  have  not  secured  contracts  with  providers  of credit card or cyber cash systems.  Upon  credit  approval,  we  will  arrange for delivery of the ordered products  via  courier service such as Federal Express or United Parcel Service.
To  date,  we  have not entered into agreements for the shipment of our products with  any courier services.  Customers will be able to place orders seven days a week,  twenty-four  hours  a day to be delivered to their specified destination.

We  will  attempt to offer our products at prices competitive with other shopper
websites.   Initially,  we  anticipate approximately 5-10 products in our online catalogue  format  with  new  product lines being added as web traffic and sales increase.  We have entered into an agreement with Praxis Pharmaceuticals to sell their anti-wrinkle formula.Further in approximately 1999, we entered discussions with Aeterna Laboratories, Inc.,  a third party,  headquartered in  Quebec City,
Canada,  regarding  the possibility  of Aeterna  Laboratories  paying us royalty streams  in  return fo r our granting to  Aeterna Laboratories  a sub-license to utilize the anti-wrinkle formula  that Praxis  Pharmaceuticals is  developing on our behalf.  Aeterna Laboratories initiated the discussions. No letter of intent or  agreement has  been drafted  or finalized  regarding  Aeterna  Laboratories.
Moreover,  we have  not discussed  any specific  terms of any possible agreement
With  Aeterna  Laboratories,  including the consideration  that  Aeterna  may be willing to pay us in return for granting the sub-license.

We own the technology  with  Praxis  Pharmaceuticals to the anti-wrinkle formula and will attempt to  sub-license the  technology to  other  third parties in the future;  however we  have had no  discussions with  any other  third parties and as of the date  of this  registration  statement,  we have  not reached a formal agreement  with any  third  party to  sublicense  the  anti-wrinkle  formula  or anti-arthritic compound.

We  intend to sell our products to male and female consumers over the age of 35.
We  have  not  agreed to a marketing alliance with any company at this time.  We intend  to  use  both  traditional and non-traditional means of advertising.  We
anticipate  that  our  primary  source of advertising will be the Internet.   We
also  plan to advertise through e-mail distribution.  We have not formulated any specific plans for implementing our advertising. We have not entered into formal contracts  with  search  engines  or  other  potential  advertising or marketing outlets.

                                        4

Our  business  development  has  proceeded  since  our  inception,  as  follows:
   -  In  1997, at our inception, we were in the business of mining in Australia
   -  In  June  1999, we changed our name to Fairchild International Corporation to conduct research and develop a line of nutri-ceutical products.
   -  In  September  1999,  we  entered  in  to  a license agreement with Praxis
      Pharmaceuticals  to  conduct research and development into an anti-wrinkle product and  an  anti-arthritic  product.
   -  We  are  currently  undergoing  development  of  a  website under the name
      www.Healthpharmacy.com

We  are  in  the  research  and  development stages of developing  our  proposed anti-wrinkle  product and anti-arthritic product.  We now have no products  that have  completed  development.  No patent application  has yet been filed. Praxis
Pharmaceuticals  has generated  sufficient data to draft and  then file a patent application  relating  to the  use of its  carbohydrate  based compounds for the treatment of  skin wrinkles.  Praxis  Pharmaceuticals  is currently drafting the patent  application and  will attempt to file it  at any time during  the period from approximately August  2000 to approximately October 2000.

A  potential  conflict  of  interest  existed at the time we were negotiating an agreement  with  Praxis Pharmaceuticals because at that time Mr. Standyk was our consultant  and  a secretary and director of Praxis Pharmaceuticals. Because Mr.
Standyk was familiar with the potential product we wished to develop through his relationship  with  Praxis  Pharmaceuticals,  we felt that his relationship with both  companies was mutually beneficial to both companies.  In addition, we feel that  Mr.  Standyk  was  acting to the mutual benefit of both companies, because
Praxis  Pharmaceuticals  had  difficulty  negotiating  an  agreement  with other companies  because  those  companies  wanted  to  review Praxis Pharmaceutical's confidential  formula  for  the  anti-wrinkle  product  and  the  anti-arthritic product,  which  Praxis  Pharmaceuticals  refused  to  do.

During  May  1999  we  entered  into negotiations with Praxis Pharmaceuticals to develop  a  line  of  cosmetics  and market anti-wrinkle products.  At the time,
Praxis Pharmaceuticals was in the process of developing an anti-wrinkle compound that  we felt would be beneficial to our potential product line.  At the time we began  negotiations  Mr.  Standyk  was  a  director  and  secretary  of  Praxis
Pharmaceuticals  and  had  already  resigned  as  our director, and acted as our consultant.  Our  negotiations  with  Praxis  Pharmaceuticals  continued  until
September 1999, at which time we entered into an agreement that provided for the research  and  development  of  an  anti-wrinkle  product  and an anti-arthritic product.

Currently, there are no common officers, directors, or management between Praxis
Pharmaceuticals  and us.  Praxis Pharmaceuticals does not have any intentions of participating  in our management.  We are dependent upon Praxis Pharmaceuticals, only  in  so  far as that company is conducting research and development for the anti-wrinkle  compound  and  anti-arthritic  compound.  Effective  October 1999,
Praxis  Pharmaceuticals  owns approximately 23% of our common stock, as a result of  our  agreement  with them to obtain the exclusive rights to the anti-wrinkle compound and anti-arthritic compound.  Praxis Pharmaceuticals is not financially dependent  upon  us;  instead,  their  continued financial existence is their $2 million  joint  venture  agreement  with  Rothchild  Bioscience  Managers  Party
Limited.  This joint venture is totally independent of our agreement with Praxis
Pharmaceuticals.

                                        5

We  entered  into  research,  development  and  license  agreements  with Praxis
Pharmaceuticals effective September 30, 1999, to acquire an exclusive license to make,  use  and sell pharmaceutical products and processes relating to arthritis and  dermal wrinkles.  We agreed to pay $250,000 by October 1, 2000 for research on  the  products and issue 2,600,000 post-split common shares for consideration for  the  license.  We  will  pay  a  net  revenue royalty of 35% on revenue for licensed  products.  The  agreement  is  with  a  company  formerly under common management.

Praxis  Pharmaceuticals  has  an agreement with ANUTECH, the business arm of the
Australian  National  University  that permits Praxis Pharmaceuticals the use of certain  patents  based  on  carbohydrate  science that were developed by Praxis
Pharmaceuticals'  medical  staff.  In turn, Praxis Pharmaceuticals has agreed to further  solidify the patent position on the anti-wrinkle compounds so it has an absolute  patent  position  for  the  products  we  hope  to  market.

The only clinical trails that Praxis Pharmaceuticals has conducted on our behalf have  been  carried  out  on  animal  models, specifically rats.  These clinical trials  have  been  conducted  in  conjunction  with  our  agreement with Praxis
Pharmaceuticals.  These  trials are still in process in an attempt to develop an effective  dermal  compound that has the ability to go through the skin to reach the  sub-surface  area,  i.e.  the wrinkle.  In approximately March 2000, Praxis
Pharmaceuticals  employed  a  technician  full-time  to  the dermal wrinkles and arthritis  testing  projects.We will attempt to develop salable products through our  agreement  with  Praxis  Pharmaceuticals.

The  following  describes the time line represented by Praxis Pharmaceuticals to us  for  testing  of  the  anti-wrinkle  and  anti-arthritic  products.
Scale-Up  Process - Estimated time - 2 months
   -  Scale-up  process
   -  Bulk  Isolation  and  purification  for  bath  preparations

Arthritis  trials - Estimated time - 6 months
   -  Ethics  Committee  Approval
   -  Re-establishing  active  and  passive  model
   -  Delivery  and  dose-finding  studies  including:
         *  Gavage
         *  Drinking  water
         *  Food
         *  Confirmation  of  mini-osmotic  pump  delivery

Skin  Trials - Estimated time - 6 - 8 months
   -  Formulation  preparation
   -  Evaluate  dermal  delivery  formulations
   -  Establishing  a  model  for  quick  delivery  assessment
   -  Establish  a  wrinkle  model  and  test  materials

We  hope  to  meet  the  following  schedule:

0-3  months:
   -  Preparation  of  batch  material  for  subsequent  testing
   -  Produce  formulations  for  skin  testing
   -  Commence  trials  in  animal  models  of  theumatoid  arthritis

                                        6

3-6  months:
   -  Test  skin  formulations  for  penetration  and  effect
   -  Complete  rheumatoid  arthritis  animal  studies

6-9  months:
   -  Begin  skin  toxicity  studies
   -  File  skin  cosmetic  patent  (material  and  formulation  coverage)

9-12  months:
   -  Complete  skin  toxicity  studies
   -  Commence  animal  wrinkle  model  studies

12  months:
   -  Complete  wrinkle  model  studies

Upon completion of testing to our satisfaction that these potential products are viable for public use, we will attempt to obtain product insurance.  We estimate a  maximum  approximate  cost  of  $50,000  cost  attributed with our efforts at finding  a  joint  venture partner to market and distribute their products, upon completion  of  the  product  development.

As  of May, 2000, Praxis Pharmaceuticals has made the following progress through our  agreement  with  them:
Further progress has been made in improving the efficiency of compound isolation and purification, steps which will be necessary in order to produce the material in  large quantities for pre-clinical and clinical studies will be essential for eventual  manufacturer.

A technician was employed to work full time on the dermal wrinkles and arthritis project.  In  association  with  the  chemists and animal scientist working part time  on  these  projects  the  man  House equivalent is two full time positions employed.  The  priority  is  generating  sufficient supportive data to file the completed  patent  on  the treatment of dermal wrinkles as per milestones.  This was  due  to  occur  at  6-9 months and should be on schedule.  We are currently behind  in  milestone  progress  for the arthritis and skin programs for various technical  reasons.  One  of the reasons has been a technical problem in scaling up  the  purification  of  the  carbohydrate  agent  for use in oral studies, in rheumatoid  arthritis  and  dermal  studies.

Animal  Studies.

A  total  of  nine  compounds  have  been  examined  for their ability to induce mononuclear cell infiltration into the dermis of rats.  Of these, four compounds were  effective  and  five  were  not.

                                        7

Praxis  Pharmaceuticals  advised  us  on  July  6,  2000 that they have made the following  progress and expect the research and development project to proceeds, as  follows:

Expected  Timing:

        0-3  months

Preparation  of  batch  material  for  all  subsequent  testing.

A large-scale preparation of material has been produced and purified using a gel filtration  procedure.  A  quantity  of approximately 50 grams has been purified but  the  gel  filtration  procedure still inefficient and 50 grams is still not sufficient for the oral availability studies to be commended (and completed).  A new  and  hopefully  more  efficient  gel  filtration  column is currently being installed  in  the  laboratory  for  this  purpose.

Produce  formulations  for  skin  testing.

Several  skin  formulations have been assessed in the rat model and to date none of  these  formulations have had an effect equivalent he intrademal injection of material.  The  skin formulations tested to date have included ethanol, DMSO and oleic  acid.  A  consultant  specialist  skin  formulation  company  has  been approached  to  provide  alternative  formulations  for  testing.

Commence  trials  in  animal  models  of  rheumatoid  arthritis.

An animal model of rheumatoid arthritis has been established in rats.  The model is  called  the adjuvant arthritis model and is the result of adjuvant treatment of  rats,  which  cause  joint  swelling  and  inflammation  within three weeks.
Lymphocytes  from  adjuvant treated rats are transferred to naive rats and these rats  develop  joint  signs  within two weeks.  The severity of the arthritis is assessed  by  measuring  the  thickness  of  the  ankle  joints  daily  and  by histological  examination  of  the  joints after two weeks.  Using this model it has  been  found  that  the  agents  consistently  and  significantly reduce the severity of the arthritis.  Several agents have been tested and shown to work in the  model.  The agents were administered by infusion pump into the subcutaneous tissue  over  a  two-week period.  Now that the model is established and we have shown  the efficacy of the agents under development it is awaiting sufficient to test  the oral effectiveness which requires the agents to be administered in the drinking  water.  It is hoped that sufficient will be available to start this in
3  weeks  time.

        3-6  months

Test  skin  formulations  for  penetration  and  effect.

As  noted,  several  skin  formulations  have been produced and tested for their effectiveness  in  remodeling  the  skin  of rats.  No formulations have been as effective  as  an  intradermal  injection.  Penetration is to be assessed in the future fluorescent-labeled materiel, which can be assessed for penetration using standard  immunohistology  procedures.

                                        8

Complete  rheumatoid  arthritis  animal  studies.

As noted these studies cannot be commenced until sufficient materiel has finally been  purified  (100  grams).

Goals  of  Praxis  Pharmaceuticals  Agreement
The  goals  of  our  agreement  with  Praxis  Pharmaceuticals  are to develop
anti-wrinkle and anti-arthritic salable products during approximately 2001.   At
this  time,  we  can not predict whether we will be successful in developing any products  as  a  result of our agreement with Praxis Pharmaceuticals, especially because  Praxis  Pharmaceutical's  research and development efforts will take at least  another  nine  to  twelve  months  to  complete.

Once  Praxis  Pharmaceuticals files its patent for the anti-wrinkle product, the following  additional  tasks  will  need  to  be  undertaken:
   -  Continued  research  by  Praxis  Pharmaceuticals
   -  We  will  seek  a  joint  venture  partner  to  market the products with a pharmaceutical or cosmetics company - A joint venture of this nature would require an up-front payment by our joint  venture  partner  and a grant of royalties by us to  the joint venture partner.  There is no assurance that we  will find a joint venture partner who will be willing to enter into an agreement  with  us.  There  is no assurance that we will be able to enter into an agreement with a joint venture partner upon favorable terms.
   -  Direct  Sales - We  will  attempt  to develop our direct sales through our website.  We have not begun development of any direct sales plan or direct sales  strategies.  There  is  no  assurance that we will be successful in developing a direct  sales  plan.

Status  of  any  Publicly  Announced  New  Product.
We  are attempting to develop a line of health care and anti-aging products.  We are  currently  seeking  a  manufacturer  to  produce  our  products.

Competitive  Business  Conditions.
The online retail industry is highly competitive with respect to price, service, quality  and  Internet  marketing.  There  are numerous, well-established, large competitors  in  the  online  industry  with comprehensive web sites, possessing substantial  financial,  marketing, personnel and other resources.  In contrast, our  company is in the developmental stages and lacks such resources.  There can be  no  assurance that we will be able to respond to various competitive factors
affecting  our  business.   We  plan  to attempt to gain a competitive advantage
over  our competitors by working directly with wholesalers enabling us to obtain and  pass  on to a diverse consumer base quality products at competitively lower prices.

Anti-aging,  nutritional  and dietary supplement markets are highly competitive.
The  development  of  online  product catalogs will involve an ever-changing and evolving  process.  We  will  attempt  to  competitively  price  products on our website,  provide  superior  quality  products,  and  achieve  success  through efficient  customer  service  and  effective  marketability  strategies.  We are limited,  however,  by  among  other factors, the developmental character of our company,  the  unpredictability  and  uncertainty of our future revenues and the intensely  competitive  nature of the anti-aging and vitamin product industry in which  established  companies  and  new entrants may have a distinct competitive advantage.  There  are  many  well-established  competitors  with  substantially greater  financial  revenues.  Many  of these competitors have been in existence for  substantially  longer  periods  of  time  than  we  have  and may be better established  in  the  market  where  we  plan to operate. Further, they may have sufficient  revenue  streams  to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. Our competition cannot be determined with any certainty because certain data is not available from private competitors.  Accordingly,  our  competition  is  difficult  to  assess with any preciseness,  and  there  is no guarantee that we will be able to compete in the industry,  within  which  we  operate.  As such, our operations may be adversely effected.

                                        9

Manufacturing. We do not currently manufacture any products, and we will rely on third-party  manufacturers.  We are in the process of locating a manufacturer to produce  our  products.

Raw  Materials  and  Suppliers.
We  anticipate  that  the  principal suppliers of our products will be wholesale distributors, who generally act as suppliers to retail stores.  We plan to enter contract  negotiations  with  several distributors of health care and anti-aging
products.   A  delay  in  establishing  suppliers  or distributors could have an adverse  effect  on our revenues and cash flow.  In the event that we are unable to  locate  manufacturers  of anti-aging products or if any manufacturer that we depend  upon  in  the future ceases operations or cannot continue to manufacture our  retail  products  our  business  could  be  adversely  affected.

Herbal  supplements  and  anti-aging  products  contain  ingredients  that  are harvested  by and obtained from third-party suppliers. Some of these ingredients are  harvested  internationally,  only  once per year or on a seasonal basis. An unexpected  interruption  of  supply, such as a harvest failure, could cause our operations  to  be  adversely  affected.

We  do  not  have  contracts  with any suppliers, entities or persons committing suppliers  to  provide  the  materials required for the production of anti-aging products.  There  can  be  no  assurance  that  suppliers  will  provide the raw materials  needed  for  anti-aging  products in the quantities requested or at a price  that  our  manufacturers  are  willing  to  pay.  In the past five years, natural  vitamin  E,  beta-carotene  and  melatonin have been subject to unusual price  fluctuations  as  a  result  of supply shortages and/or increased demand.
Because  we  do  not control the actual production of these raw materials, it is also  subject  to delays caused by interruption in production of materials based on  conditions  not  within  our control. Such conditions include job actions or strikes  by  employees  of  suppliers,  weather, crop conditions, transportation interruptions,  natural  disasters  or  other  catastrophic  events.  Our manufacturers'  inability  to  obtain  adequate  supplies  of  raw materials for anti-aging  products  at  favorable prices, or at all, as a result of any of the foregoing  factors  or  otherwise,  could  have a material adverse effect on our business.

Dependence  on  Certain  Customers.
As  of  the date of this registration we have not developed a customer base.  We do  not  believe that we will be dependent upon any single customer once we have developed  a  customer base; however, there can be no assurance that we will not become  dependent  upon  one  or  a  few  customers.

                                       10

Intellectual  Property.
Although  many of the products that we intend to sell will rely upon proprietary technology,  we  do  not  own  any registered patents, trademarks, copyrights or franchises.  We  have licensed a product through Praxis Pharmaceuticals that has a  patent  through  Annutech of the Australian National University.  This patent
only  covers  the anti-arthritic product.   We have written a preliminary patent
for  that  we  expect to file with the U.S. Patent Office within the next thirty days.  That  preliminary  patent is for the anti-wrinkle product. Other than the
Praxis  Pharmaceuticals  agreement  discussed  below,  we are not a party to any royalty agreement or other agreement providing  for  proprietary  interests.

Praxis  Pharmaceuticals Licensing Agreement.  Through contacts of our consultant and  promoter,  Mr.  Stadnyk,  our  management  became  acquainted  with  Praxis
Pharmaceuticals,  a  company  that  developed an anti-wrinkle cream.  We entered into  a  Research,  Development,  and  Licensing  Agreement  with  Praxis
Pharmaceuticals  on May 11, 1999 (effective as of September 30, 1999), to obtain an  exclusive,  worldwide  license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles.  We feel we will develop a product line through this agreement.

We  have  agreed to pay $250,000 and issue 2,600,000 shares of our common stock, as  consideration  for  the worldwide license.  We made an initial payment to of
$62,500  to  Praxis  Pharmaceuticals  on October 1, 1999.  Three installments of
$50,000  are  due  quarterly, commencing on January 1, 2000 or completion of the first  milestone  set forth in the agreement.  A final payment of $37,500 is due on  the latter of October 1, 2000 or completion of the final milestone set forth in the agreement.  We have agreed to pay Praxis Pharmaceuticals a 35% royalty of the net proceeds earned from sales of the licensed products or the granting of a sub-license,  less  the  $250,000  referred  to  above  and  any  other costs of development,  manufacturing,  production,  marketing  and  selling.

We  expect  to  add  dermal  wrinkle and arthritis products to our product line,
through  execution  of  this  agreement.   In  exchange  for our cash and equity
consideration,  Pharmaceuticals has agreed to conduct certain research projects, secure  proprietary protection on their anti-wrinkle and arthritis compounds and to  provide  us  with the exclusive right to make, market and sell such products for  a  perpetual  period beginning September 30, 1999.  Praxis Pharmaceuticals'
performance is based upon certain milestones set forth in this agreement.  These milestones  are,  as  follows:

     0-3  MONTHS

             Preparation  of  batch  material  for  all  subsequent  testing
             Produce  formulations  for  skin  testing
             Commence  trials  in  animal  models  of  rheumatoid  arthritis

     3-6  MONTHS

             Test  Skin  formulations  for  penetration  and  effect
             Complete  rheumatoid  animal  studies

     6-9  MONTHS

             Begin  skin  toxicity  studies
             File  skin  cosmetic  patent  (material and formulation coverage)

     9-12  MONTHS

             Complete  skin  toxicity  studies
             Commence  animal  wrinkle  model  studies

     12  MONTHS-

             Complete  wrinkle  model  studies

Mr.  Stadnyk's  contact, Dr. Cowden, will perform the work with seven scientists under  Dr.  Cowden's  employment.  Praxis  Pharmaceuticals must complete product
trials and solidify patent protection, before we market these products.   Praxis
Pharmaceuticals  has  assured  us that our total product development budget will not  exceed  $250,000.

Government  Approvals.
We  are  currently,  not  subject to direct regulation by any government agency, other  than  regulations  applicable  to  businesses  generally  and regulations applicable  to  commerce  on  the  Internet.  However,  due  to  the  increasing popularity  and  use  of  the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services.
Furthermore,  the growth and development of the market for Internet commerce may prompt  calls  for  more  stringent  consumer  protection  laws  that may impose additional burdens on those companies conducting business over the Internet. The adoption  of  any  additional laws or regulations may decrease the growth of the
Internet,  which,  in  turn, could decrease the demand for our Internet products and  increase  our cost of doing business or otherwise have an adverse effect on our  business,  results  of  operations  and financial condition.  Moreover, the applicability  to  the  Internet  of  existing  laws  in  various  jurisdictions governing  issues such as sales tax, libel and personal privacy is uncertain and may  take  years  to  resolve.

                                       11

In  addition,  as  our  service  becomes available over the Internet in multiple states and if we begin to sell to numerous consumers residing in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign  corporation  in  each  such  state and foreign country.  Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could  subject  our business to taxes and penalties for failure to qualify.  Any such  existing  or  new legislation or regulation, including state sales tax, or the  application  of  laws  or  regulations from jurisdictions whose laws do not currently  apply  to  our  business, could have a material adverse effect on our business,  results  of  operations  and  financial  condition.

Our  manufacturers  will  be  subject  to  extensive  and  rigorous governmental regulation  concerning  the  protection  of  the  environment and the quality of manufacturing.  Federal,  state  and  local regulatory agencies actively enforce these  regulations and conduct periodic inspections to determine compliance with such  government  regulations.  The  Food  and  Drug  Administration (the "FDA")
enforces  regulations regarding the quality of manufacturing, Good Manufacturing
Practices ("GMP"), through periodic surveillances and audits. In particular, the
FDA regulates the safety, manufacturing, labeling and distribution of cosmetics, dietary  supplements,  including  vitamins,  minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and  cosmetics.  We  anticipate  that  the  FDA  will  promulgate GMP, which are specific to dietary supplements and require at least some of the quality control provisions  contained  in  the  GMPs  for  drugs.  GMP  regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may  require  similar quality control provisions contained in the GMP regulation for  drugs.  There  is  no  assurance  that,  if  the FDA adopts GMP regulations specific  to  dietary  supplements, manufacturers of anti-aging products will be able  to  comply  with  such  GMP  rules  upon promulgation or without incurring material  expenses  to  do  so.

In  addition,  the  Federal  Trade  Commission  (hereinafter  the  "FTC")  has overlapping  jurisdiction  with  the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.
Failure  to  comply with applicable regulatory requirements may result in fines, suspension of approvals, cessation of distribution, product recalls and criminal prosecution,  any  of  which would have a material adverse effect on us if other manufacturers  could  not  be  arranged  within  a  reasonable  time.

Changes  in  existing regulations, the interpretation thereof or adoption of new regulations  could  impose  costly  new  procedures  for  compliance.  Such  new procedures  could  prevent  us from obtaining or affect the timing of additional regulatory  approvals.  The  FTC  and  state  and local authorities regulate the advertising  of over-the-counter drugs and cosmetics. The Federal Food, Drug and
Cosmetic  Act,  as  amended  (the  "Food  and  Drug  Act"),  and the regulations promulgated  thereunder,  and  other federal and state statutes and regulations, govern,  among  other  things,  the testing, manufacture, safety, effectiveness, labeling,  composition  storage,  record  keeping,  approval,  advertising  and promotion  of  our  products.

                                       12

In  general, products falling within the FDA's definition of "new drugs" require pre-market  approval  by  the  FDA  while  products  falling  within  the  FDA's definition  of  "cosmetics"  do  not  require pre-market approval.  We feel that anti-aging  products,  fall  within  the  FDA's  definition  of  "cosmetics" and therefore  do  not  require  pre-market  approval.  There  can  be no assurance, however,  that  the  FDA will concur in this view.  In the event that we fail to comply  with  applicable  regulations  with  respect  to any products, we may be required  to  change our labeling, formulation or possibly cease manufacture and marketing  of  such  products.  The  FDA  may require post-marketing testing and surveillance to monitor the record of our products and continued compliance with regulatory requirements. The FDA also may require the submission of any lot of a product  for  inspection  and  may restrict the release of any lot that does not comply with FDA standards, or may otherwise order the suspension of manufacture, recall  or  seizure  if a non-compliant product is discovered. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems  concerning  safety  or  efficacy of a product are discovered following approval.

We  may  also  be subject to foreign regulatory authorities governing testing or sales  of  certain  of  our  products. Despite the fact that FDA approval may be obtained,  approval  of  a  product  by the comparable regulatory authorities of foreign countries must be obtained in certain cases prior to the commencement of marketing  of the product in those countries. There can be no assurance that any product  developed  or marketed by us will be approved by the FDA or any foreign regulatory  authority.

Research  and  Development.
In  our  past  two fiscal years, we have spent approximately $132,500 on product research  and  development.  Our  research  and  development  has been conducted through our agreement with Praxis Pharmaceuticals, as described above. We do not anticipate  that  this  cost  will  be borne directly by the customers; however, there  can  be  no  such  assurances.

Compliance  with  Environmental  Laws.
Other than environmental laws to which corporations may generally be subject, we do not believe that we are subject to any environmental law compliance.  If such compliance  should  become necessary, we do not believe expenses associated with such  compliance  would  be  material  to  our  operations.

Employees.
As  of  the  date of this registration statement, we have one full time employee that  is  also  our  President,  Mr.  Byron  Cox.

None  of our employees are members of a union.  We believe that our relationship with  our  employees is favorable.  We do not intend to add additional employees in  the  next  twelve  months.

                                       13

Item  2.     Plan  of  Operation
THE  FOLLOWING  DISCUSSION  AND  ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE
FINANCIAL  STATEMENTS  APPEARING  ELSEWHERE  IN  THIS  REGISTRATION  STATEMENT.

We  eventually  plan  to  develop  specialized e-commerce sites on the Internet.
Over  the  next  twelve  months,  we plan to focus on development of an Internet portal  for alternative health care products.  We hope that this site will offer our  products,  as  well  as  those of other companies.  In addition, we plan to offer  information  on  related  topics  on  the  website.

In  the  past, we have relied upon funding from our former officer and director,
Mr.  Stadnyk.  We  borrowed  approximately  $44,000  from Mr. Stadnyk during our development stage, $40,000 of which has been repaid.  We are currently unable to satisfy  our  cash  requirements without the financial support of our President,
Byron  Cox,  or  his  designee.  We  anticipate  that  we  will  meet  our  cash requirements  for  the  next  twelve months through Mr. Cox's financial support, even  though  Mr.  Cox  has  not  supplied  funds  to  the  Company in the past.
Currently,  we  have no commitment for funding from our past or present officers and  directors or any other party.  Eventually, we will need to raise additional funds,  if we plan to implement an advertising and marketing plan to advance our website.  We  have  not  yet  determined  how we plan to obtain these additional funds.

In  1999,  we raised cash proceeds of $475,000 from the sale of our common stock to business associates and friends of Mr. Standyk and Mr. Cox.  These funds were for  general  operating expenses.  At the time these funds were raised they were not intended for the Praxis Pharmaceuticals licensing agreement. In this regard, we  issued  3,000,000  shares  for  $150,000  on  March  15,  1999 and we issued
1,000,000 shares on April 1, 1999 for $300,000.   The proceeds are to be used to
implement  our new plan of business.  At the time of sale, the proceeds were not earmarked  for  the  Praxis  Pharmaceuticals  licensing  agreement.

Since we have entered into an agreement with Praxis Pharmaceuticals for research and development, we will encounter significant research and development expenses over  the  next  twelve  months.  In  addition  to  the  terms  of  the  Praxis
Pharmaceuticals  agreement,  we  may  seek  to  conduct  other  research  and development,  which  would  result  in  expenses  beyond  those  outlined in the agreement  with  Praxis  Pharmaceuticals.

Our  goal  is  to  have Praxis Pharmaceuticals provide us with products that are ready  for  market.  The  first  product  that  we  hope  to receive from Praxis
Pharmaceuticals  is  the  anti-wrinkle compound while the second is an arthritis product.

Since we outsource most of our operations, we do not anticipate establishing our own  manufacturing  facilities  over  the  next twelve months.  Beyond this time frame,  we  plan to make a decision with regard to purchase or sale of any plant and  significant equipment in the long term after products are introduced to the public  through  our  website,  if  ever.

                                       14

As  conditions  dictate, we will engage additional employees.  We do not plan to make  any  significant  changes  in the number of employees over the next twelve months.

Item  3.     Description  of  Property
We  currently  occupy  space  at  Suite  600, 596 Hornby Street, Vancouver, B.C.
Canada  V6C  1A4. This space is approximately 250 square feet and is occupied by us  on  a  proportional  cost  basis on a month-to-month basis.  We share office space  with  numerous  companies,  only  two  of  which are related to us in any fashion,  Praxis  Pharmaceuticals  and  Alexander  Cox  and  Company.  Praxis
Pharmaceuticals  only  maintains  a  subsidiary  administrative  office  at this location  and  their  primary  offices  are  located  in Seattle Washington, and
Canberra,  Australia.  We  are  charged  for  office  rental  and administrative expenses  on  a  proportional  basis.  During  1999,  we  paid  $31,696  of administrative  expenses to an Alexander Cox and Company, a private company that is controlled by our director and officer, Byron Cox.  Also during 1999, we paid
$31,240  of administrative fees to our director and one of our former directors.
Therefore,  during  1999, we paid total expenses of $63,136 for our office space and  administrative  expenses.  Administrative  expenses  include,  among  other things,  telephone, secretary, and other office expensesWe feel that we will be able  to  occupy  these  premises  or  obtain other adequate space if necessary.

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners and Management
The  table below sets forth information with respect to the beneficial ownership of the Common Stock by (a) each person known by the Company to be the beneficial owner  of  five  percent  or  more  of the outstanding common stock, and (b) all executive  officers and directors individually and as a group, as of January 25,
2000.  Unless  otherwise  indicated,  the  Company  believes that the beneficial owner  has  sole  voting  and  investment  power  over  such  shares.

Security  Ownership  of  Certain  Beneficial  Owners.

Title of Class  Name & Address of Beneficial  Number of Beneficially   Percentage
                Owner                         Owned Shares             Ownership of Class
--------------  ----------------------------  -----------------------  -------------------

Common          Winston Cabell                               737,000                  6.7%
                28 Royalist Road
                Mosman NSW 9083 WA 6000
                Australia
--------------  ----------------------------  -----------------------  -------------------
Common          David Lane                                   757,000                  6.9%
                1632 McPherson Drive
                Port Coquetlam, B.C. Canada
--------------  ----------------------------  -----------------------  -------------------
Common          Dr. Brett Charlton                         2,600,000                 23.7%
                Dr. William Cowden
                Mr. David Stadnyk
                Praxis Pharmaceuticals, Inc.
                595 Hornby Street, Suite 600
                Vancouver, BC Canada
--------------  ----------------------------  -----------------------  -------------------
Common          David Stadnyk                           2,375,000 (1)                19.8%
                595 Hornby Street, Ste. 600
                Vancouver, B.C. Canada

(1)     This  amount  includes  options  to purchase 500,000 shares of our common stock at
        $0.05 per share and options to purchase an additional 500,000 shares of our common stock at  $0.15  per  share.  These  options  will  expire  in  March  2000.

                                       15

Security  Ownership  of  Management.

Title         Name & Address of Beneficial  Number of Beneficially  Percentage
              Owner                         Owned Shares            Ownership of Class
------------  ----------------------------  ----------------------  -------------------

President     Byron Cox                     200,000 Common                         1.8%
Director      595 Hornby St., Ste. 600
              Vancouver, B.C. Canada
------------  ----------------------------  ----------------------  -------------------
All Officers  1 person                      200,000 Common                         1.8%
& Directors

Change  in  Control.
There  are  no  arrangements,  which  may  result  in a change in control of the
Company.

Item  5.     Directors,  Executive  Officers,  Promoters  and  Control  Persons

Directors  and  Executive  Officers.
The  following  sets  forth  the  names  and  ages of the Company's officers and directors.  The  shareholders  elect  the directors of the Company annually, and the  board  of  directors  appoints  the  officers  annually.

Name                Age             Position                    Term of Office
--------------------------------------------------------------------------------
Byron  Cox          62              President,  Director        Annual

Byron  Cox
Mr.  Cox  has  served  as  President and Director of the Company since March 12,
1999.  From  1997 to the present, Mr. Cox has worked at Alexander-Cox & Company,
Vancouver,  B.C.,  as  the  company's  President,  where  he provides investment advisory  services  specializing  in  raising  capital and investing in emerging growth  companies,  as  well  as  developing  investor  relations  programs, particularly  on  American  Stock  Exchanges.  Mr.  Cox  holds  a  B.A. from the
University  of  Toronto,  a  Diploma in Business Administration (Marketing) from
Ryerson  Polytechnic  Institute  and  a  certificate  in  Strategic  Marketing
Management from the Harvard Business School. He holds professional accreditation in  the  American  Public  Relations  Society,  as  well  as the Canadian Public
Relations  Society.

Significant  Employees.
There  are  no  employees  not  mentioned  above  who  are  expected  to  make a significant  contribution  to  the  business.

Family  Relationships.
There  are  no  family  relationships  among  directors,  executive officers, or persons  nominated  for  such  positions.

                                       16

Involvement  in  Certain  Legal  Proceedings.
In  October  of  1997,  a  bankruptcy  receiving  order  was made against Record
Publishing,  Inc.  (Estate  No: 25-060808) in Canada.  Mr. Cox was an officer of this  Company  at  the  time  of  the  bankruptcy.

Other  than  the  aforementioned,  there  have  been  no  bankruptcies, criminal proceedings,  or  other legal proceedings during the past five years which would be  material  to  the  evaluation  of  the ability or integrity of any director, executive  officer,  any person nominated for such positions, any control person or  any  promoter of the Company [see prior comment 13-clarify whether there are no  such  persons  to  disclose).

Item  6.     Executive  Compensation
The  following  table present, for the fiscal years ended December 31, 1999, the compensation  paid  by  the  Company  to  the Company's chief executive officer.

SUMMARY  COMPENSATION  TABLE
----------------------------

Name and            Year   Salary   Bonus   Other Annual      Restricted      Securities   LTIP      Other
Principle Position         ($)      ($)     Compensation ($)  Stock Award(s)  Underlying   Payouts   ($)
                                                                   ($)        Options (#)  ($)
------------------  ----  --------  ------  ----------------  --------------  -----------  --------  ------

Byron Cox,          1997         0       0                 0               0            0         0       0
President           1998         0       0                 0               0            0         0       0
                    1999  $ 28,000       0                 0               0            0         0       0

Item  7.          Certain  Relationships  and  Related  Transactions

Certain  Transactions.
Stadnyk  Consulting  Agreement.  On March 15, 1999, we entered into a consulting agreement with David Stadnyk who was our prior Director, President and Secretary and  who  is  a  beneficial  owner of our common stock, for services as a public relations  and  business  consultant.  We  paid a retainer of $25,000 and issued
500,000  common  shares  of our stock to him as compensation for these services.
In  addition, we granted him the option to purchase 500,000 shares of our common stock at $0.05 per share and the option to purchase an additional 500,000 shares of  our  common  stock  at $0.15 per share.  These options are exercisable for a period  of  one  year  from  the  date of the agreement.  Further, the agreement provides  that,  should  we  obtain  listing on the NASDAQ small-cap market, Mr.
Stadnyk  would  have  a  period  of  two  years from the date of such listing to exercise an option to purchase 5% of the outstanding common stock of the Company at  $0.50  per  share.  The  agreement is for a period of twelve months. We have paid  $25,000  and  issued 50,000 pre-split common stock at an assigned value of
$0.50 per share.   Other than the aforementioned, we do not intend to enter into any  transactions  with  our  beneficial  owners.

Praxis  Pharmaceuticals Licensing Agreement.  On May 11, 1999 we entered into an agreement  with Praxis Pharmaceuticals, effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes
relating to arthritis and dermal wrinkles.   We have agreed to pay approximately
$250,000  for  research on the products and issue 2,600,000 common shares of our common  stock in consideration for the license.  We have paid $132,500 to Praxis
Pharmaceuticals  and  issued  2,600,000 post-split common stock in consideration for  the  license.  The  balance  of  $117,500  cash  consideration  to  Praxis
Pharmaceuticals is due by October 31, 2000.   We will pay Praxis Pharmaceuticals
a  royalty  of  35% of the net proceeds earned from sales of products sold under the terms of this agreement.  David Stadnyk is an Officer and Director of Praxis
Pharmaceuticals.

                                       17

Parents
We  are  not  a  subsidiary  of  any  parent  company.

Item  8.     Description  of  Securities

Common  Stock.
In  General.  We  are authorized to issue 50,000,000 shares of common stock, par value  $0.001  per share, of which 10,988,210 shares were issued and outstanding as of January 25, 2000.  All of the issued and outstanding common stock is fully paid  and  non-assessable.

Voting.  Each  share  of  our common stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and  in  all  other  matters  upon which stockholders are entitled to vote.  The holders  of  shares  of common stock do not have cumulative voting rights, which means  that  the holders of more than 50% of the outstanding voting shares in an election  of  directors can elect all of the directors to be elected, if they so choose.  In  such event, the holders of the remaining shares will not be able to elect  any  of  our  directors.

Dividends.  Each  share  of  common stock entitles the holder thereof to receive cash  dividends,  as  the  Board  of  Directors  may  declare from funds legally available  therefore.  However,  we do not intend to declare any dividend on our common  stock  in  the  foreseeable  future.

Rights.  There  are no preemptive rights with respect to our common stock.  Upon liquidation,  dissolution or winding up of the affairs of the Company, and after payment  of  creditors,  the  assets  legally available for distribution will be divided  ratably on a share-for-share basis among the holders of the outstanding shares  of  common  stock,  after  giving  preference  to  any  preferred shares
outstanding.    The  Board  of  Directors reserves the right to fix or determine the  designations,  rights,  preferences  or  other  variations on each class of capital  stock  of  the  Company.

Preferred  Stock.
In  General.  We  have authorized 1,000,000 shares of preferred stock, par value
$0.01.  As  of  January  25,  2000,  there  were  no preferred shares issued and outstanding.

Voting.  Each share of our preferred stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and  in  all  other  matters  upon which stockholders are entitled to vote.  The holders of shares of preferred stock do not have cumulative voting rights, which means  that  the holders of more than 50% of the outstanding voting shares in an election  of  directors can elect all of the directors to be elected, if they so choose.  In  such event, the holders of the remaining shares will not be able to elect  any  of  our  directors.

                                       18

Dividends.  Each share of preferred stock entitles the holder thereof to receive cash  dividends,  as  the  Board  of  Directors  may  declare from funds legally available  therefore.  However,  we do not intend to declare any dividend on our common  stock  in  the  foreseeable  future.

Rights.  There  are  no  preemptive  rights with respect to the preferred stock.
Upon  liquidation,  dissolution or winding up of the affairs of the Company, and after  payment  of creditors, the assets legally available for distribution will be  divided  ratably  on  a  share-for-share  basis  among  the  holders  of the outstanding  shares  of  preferred stock, before giving preference to any common shares  outstanding.  The  Board  of  Directors  reserves  the  right  to fix or determine  the  designations,  rights,  preferences  or other variations on each class  of  capital  stock  of  the  Company.

Debt  Securities
We  currently  have  no  debt  securities  outstanding.

     PART  II

Item  1.     Market Price of and Dividends on the Registrant's Common Equity and
Other  Shareholder  Matters

Market  Information.
Our  common  stock  is  traded  on  the  NASDAQ  Over the Counter Bulletin Board
("OTCBB")  under  the  symbol  FRCD.  There  is no active trading market for the common  stock.  The  following  bid quotations have been reported for the period beginning  July  8,  1998,  our  initial quotation date, and ended September 30,
1999:

                      Bid Quotations

Period                                  High   Low
July 8 - September 30, 1998             $ 3/4  $  1/4
October 1 - December 31, 1998           $9/16  $ 0.05

January 1 - March 31, 1999              $0.40  $ 0.13
April 1 - April 15, 1999
April 15, 1999  Reverse split 1:20       ****    ****
April 16 - June 30, 1999
July 1 - September 13, 1999             $9.00  $2 3/8
September 13, 1999  Forward Split 10:1   ****    ****
September 14 - September 30, 1999       $7/16  $ 7/16
October 1 - December 31, 1999           $0.59  $ 0.05

                                       19

Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission.  Such  quotes  are  not  necessarily  representative  of  actual transactions  or  of the value of our securities and are, in all likelihood, not based  upon  any  recognized  criteria  of  securities  valuation as used in the investment  banking  community.

The  Company has been advised that approximately 11 member firms of the NASD are currently  acting  as market makers for the common stock.  There is no assurance that  an active trading market will develop which will provide liquidity for the
Company's  existing  shareholders  or  for  persons who may acquire common stock through  the  exercise  of  warrants.

Holders.
As  of  January  25,  2000, there were approximately 57 holders of record of our
10,988,210  shares  of  common  stock  outstanding.  Of these 10,988,210 shares,
4,958,490  are  restricted  securities  within  the  meaning  of  Rule 144(a)(3)
promulgated  under  the  Securities Act of 1933, as amended, because such shares were  issued  and  sold  by  the Company in private transactions not involving a public  offering.  Certain  of  the  shares of common stock are held in "street"
name  and  may,  therefore,  be held by several beneficial owners.  Our transfer agent  is  American  Securities  Transfer  &  Trust,  Inc. located at 12039 West
Alameda  Parkway,  Lakewood,  CO  80228.

No  prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the  market  price  of  the common stock prevailing from time-to-time.  Sales of substantial  amounts of common stock on the public market could adversely affect the  prevailing  market  price  of  the  common  stock.

Dividends.
We  have  not  paid  a  cash  dividend on the common stock since inception.  The payment of dividends may be made at the discretion of our Board of Directors and will  depend  upon, among other things, our operations, our capital requirements and  our  overall  financial  condition.  As  of  the  date of this registration statement,  we  have  no  intention  to  declare  dividends.

Item  2.     Legal  Proceedings
We  are  currently  unaware  of  any  pending legal proceeding or any proceeding contemplated  by  a  governmental  authority  in  which  we  may  be  involved.

Item  3.     Changes  In  and  Disagreements  With  Accountants
We  have  not  had  any  resignation  or  dismissal of our principal independent accountants.  As  of  the  date  of  this  registration statement, Steele & Co., located in Vancouver, British Columbia, serve as our independent accountants and have  prepared  the  audited  statements  included  as  exhibits  hereto.

Item  4.     Recent  Sales  of  Unregistered  Securities.

Section 4(2) Sales of Our Common Stock.
We issued the following securities in reliance on Section 4(2)  of the
Securities Act of 1933, as amended.   We believed that the exemption provided in
Section  4(2)  was available because these  were transactions  by an  Issuer not involving a  public  offering.  Additionally,  we had a preexisting relationship with each purchaser and these shares were issued with  a restrictive legend.

On June 20,1997, we issued
       1,7500,000 shares sold to David Stadnyk for $17,500;
       1,000,000 shares to Kathryn Laffy for $10,000;
       400,000 shares sold to Byron Cox for $4,000;
       440,000 shares to Winston Cabel for $4,400; and
       480,000 shares to David  Lane for  $4,800.

On August 5, 1997, we  issued 400,000 shares to Stephen Payne and 220,000 shares to Vernon Strange for the acquisition of real property valued at $310,000.  On
March 15, 1999, we issued 50,000 shares
to David Stadnyk for consulting services valued at $25,000. In  October  1999, we  issued  2,600,000  shares  of our common stock to Praxis Pharmaceuticals pursuant to the terms of our May 11, 1999 agreement with
Praxis Pharmaceuticals’ research, development and licensing.

Rule 504 Sales of Our Common Stock.
We  relied  upon  Rule 504 of Regulation D for the following issuances of our common stock.  These  securities  were  issued  without a restrictive legend. We relied upon the following facts in determining that Rule 504 was available: (a) We were not  subject  to  the  reporting  requirements  of  Section  13 or 15 (d) of the
Exchange  Act;  (b)  we  were not a development stage company without a specific business  plan  nor  a  company  whose  business  plan  was  to  merge  with  an unidentified  private entity; and (c) the aggregate offering price within any twelve months  did not exceed $1,000,000.  No commissions were paid in these offerings.
On  June 20, 1997,  we issued:
       480,000  shares sold to James Richards for  $4,800;
       300,000  shares to Jewett Finance Corp for $3,000;
       and 150,000 shares to Hilary Carder for $1,500.

On August 7, 1997, 256,500 shares were sold  to 42  different business associates of the issuer all residing in the vicinity of Vancouver, B.C., Canada in exchange for
$51,300.  On August  15, 1997, we issued 83, 222  shares to 25 different business associates of the issuer all residing in the vicinity of Vancouver, B.C.,
Canada in exchange for $41,611.
On August 31, 1997, we issued;
       454,545  shares to David Nelson for $49,995;
       22,080 shares to Emerson Gerard  Associates in exchange public relations services valued at $4,857;
       500,00  shares to Jeffrey  Stone for public relations  services valued at
   $110,000;
       20,000   shares to  Nibar Group for public relation services valued at
   $4,400;
       13,300  shares  to  Starwood Media  Group from  New York for public relations services  valued at  $2,926; and
       6,700 shares to Larry Erber for public relations services valued at $1,474.

On  October 20, 1998,  300,000  we issued 300,000 shares to Jewett Finance in exchange for $15,000.  On December 10, 1998, we issued 500,000 shares to Stockbroker Relations for public relations  services valued  at  $56,000.

On March 15, 1999, we issued:
    55,000 shares to Winston Cabell for $27,500;
    30,000 shares to Jewett Finance Corp.for  $15,000;
    55,000 to  Scott Pederson for $27,500;
    50,000 to David Lane for  $25,000;
    50,000 to Amanda  Paton for $25,000;
    30,000 to Annette Gross-Blotekamp for $15,000; and
    30,000  to Roy Meadows for  $15,000.

On April 1, 1999 we issued:
       25,000 shares to Crystal Management Group in exchange for $75,000;
       37,500 shares to David Meadows for $112,500; and
       37,500 shares to Linda Clark in exchange for $112

Item  5.     Indemnification  of  Directors  and  Officers
Section  78.7502 of the NRS provides that Nevada corporations may limit, through indemnification,  the  personal  liability  of  their  directors  or officers in actions,  claims  or  proceedings  brought against such person by reason of that person's  current or former status as an officer or director of the corporation.
Indemnification  of  directors  or  officers is available if the person acted in good  faith  and  in  a manner the person reasonably believed was, at least, not opposed  to  the  best  interests of the corporation. In the event of a criminal action  or  proceeding,  indemnification  is  not  available  if  the person had reasonable  cause  to  believe  their  action  was  unlawful.

Further,  in  an  action  brought  by  the  corporation  or  in the right of the corporation,  if  the  person,  after  exhaustion of all appeals, is found to be liable  to the corporation, or if the person makes payment to the corporation in settlement  of  the  action,  indemnification  is available only to the extent a court  of  competent jurisdiction determines the person is fairly and reasonably entitled  to  indemnification.  Such  discretionary indemnification is available

                                       21

only  as  authorized  on  a  case-by-case  basis by: (1) the stockholders; (2) a majority  of  a  quorum  of  the board of directors consisting of members of the board  who were not parties to the action, suit or proceeding; (3) if a majority of  a  quorum  of  the Board of Directors consisting of members of the Board who were  not  parties  to  the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting  of members of the Board who were not parties to the action cannot be obtained,  by  independent  legal  counsel  in  a  written  opinion.

To  the  extent  that  a  director  or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result  of  their  current  or  former  status  as  an  officer or director, the corporation  must  indemnify  the  person  against  all  expenses  actually  and reasonably  incurred  by the person in connection with their defense. Nevada law also  allows  Nevada  corporations to advance expenses of officers and directors incurred  in  defending  a  civil  or criminal action as they are incurred, upon receipt  of  an  undertaking by or on behalf of the director or officer to repay such  expenses  if  it  is  ultimately  determined  by  a  court  of  competent jurisdiction  that such officer or director is not entitled to be indemnified by the  corporation  because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the  corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights  to  which  the  indemnified  party may be entitled and that the scope of indemnification  shall  continue  as to directors or officers who have ceased to hold  such  positions  and  to  their  heirs,  executors  and  administrators.

Section  78.752  of  the  NRS allows corporations to provide insurance, or other financial  arrangements such as a program of self-insurance, for their directors or  officers.  Such  insurance  may  provide coverage for any liability asserted against  the  person  and liability and expenses incurred by the person in their capacity  as  a  director  or  officer  or  arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such  liability  and  expenses.  However,  no  financial  arrangement made under
Section  78.752  may  provide  protection  for  a  person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for  intentional  misconduct,  fraud  or a knowing violation of law, except with respect  to  the  advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum  extent  provided  by  law.  It  is  the  position of the Securities and
Exchange Commission and certain state securities administrators that any attempt to  limit  the  liability  of  persons  controlling  an issuer under the federal securities  laws  or  state  securities  laws  is  contrary to public policy and therefore  unenforceable.

                                       22

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF OPERATIONS AND DEFICIT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)

                                  CUMULATIVE       PERIODS ENDED
                                      TO           SEPTEMBER 30
                                 SEPTEMBER 30
EXPENSES                             1999         1999      1998

ADVERTISING                      $       9,008  $       -  $      -
BANK CHARGES AND EXCHANGE               12,439      2,310     2,125
CONSULTING                              49,540     25,664    14,460
RESEARCH AND DEVELOPMENT                96,500     96,500         -
OFFICE AND SECRETARIAL                  18,727     12,044     1,326
PROMOTION AND TRAVEL                   318,095     97,396   133,061
PROFESSIONAL FEES                       57,264     32,954     7,963
RELATED PARTY
     ADMINISTRATION CHARGES             88,678     42,692    19,477
RENT
SHAREHOLDER INFORMATION                 14,558      4,099     2,255
STOCK OPTION COMPENSATION              120,000    120,000
TELEPHONE                                2,996      1,655       848
TRANSFER AGENT FEES                      7,566      3,408     2,516
                                 -------------  ---------  --------

                                       795,371    438,722   184,031

MINERAL INTEREST AND
    EXPLORATION COSTS                   99,627          -    26,264
                                 -------------  ---------  --------

NET LOSS FOR THE PERIOD                894,998    438,722   210,295
                                 =============

DEFICIT BEGINNING OF THE PERIOD                   456,276   130,662
                                                 --------  --------

DEFICIT END OF THE PERIOD                        $894,998  $340,957
                                                 --------  --------

BASIC LOSS PER SHARE                             $   0.07  $   0.07
                                                 ========  ========

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999

                           (EXPRESSED IN U.S. DOLLARS)

ASSETS                                                   1999

    CURRENT
       CASH                                           $ 173,181
                                                      ==========

LIABILITIES

    CURRENT
       ACCOUNTS PAYABLE                               $  13,226
       OWING TO RELATED PARTIES                          66,184
                                                      ----------

                                                         79,410
    STOCK OPTION PLAN COMPENSATION (NOTE 3)             120,000
                                                      ----------

                                                      $ 199,410
                                                      ----------

COMMITMENTS (NOTE 3)

STOCKHOLDERS' EQUITY

  SHARE CAPITAL
     AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE
                 OF $0.001 PER SHARE
      1,000,000   PREFERRED SHARES WITH A PAR VALUE
                 OF $0.01 PER SHARE
ISSUED AND FULLY PAID (NOTE 2)
    8,388,170 COMMON SHARES                             868,769

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                                    (894,998)
                                                      ----------

TOTAL STOCKHOLDERS' EQUITY                               26,229
                                                      ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 173,181
                                                      ==========

APPROVED BY THE DIRECTOR

-----------------------------

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)

                                  CUMULATIVE       PERIODS ENDED
                                      TO           SEPTEMBER 30
                                 SEPTEMBER 30
                                     1999        1999        1998

CASH PROVIDED (USED) BY                       $       -   $       -
    OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD           $(894,998)  $(438,722)  $(210,295)
ITEM NOT AFFECTING CASH FLOW
    ISSUE OF SHARES FOR SERVICES
      AND MINERAL INTEREST          210,858      25,000     123,658
CHANGE IN NON-CASH
STOCK OPTION PLAN COMPENSATION      120,000     120,000
  OPERATING ITEM
    ACCOUNTS PAYABLE                 13,226       5,876       1,325
                                  ----------  ----------  ----------

                                   (550,914)   (287,846)    (85,312)
                                  ----------  ----------  ----------

FINANCING ACTIVITIES

  OWING TO RELATED PARTIES           66,184      10,432      17,497
  SHARE CAPITAL ISSUED FOR CASH     657,911     450,000     142,911
  SHARE SUBSCRIPTIONS                     -           -     (92,911)
                                  ----------  ----------  ----------

                                    724,095     460,432      67,497
                                  ----------  ----------  ----------

CHANGE IN CASH FOR THE PERIOD     $ 173,181     172,586     (17,815)
                                  ==========              ----------

CASH BEGINNING OF THE PERIOD                        595      68,115
                                              ----------  ----------

CASH END OF THE PERIOD                        $ 173,181   $  50,300
                                              ==========  ==========

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

1    ACCOUNTING  POLICES  AND  NOTES

     The  accounting  policies  followed by the Company are unchanged from those outlined  in  the  audited financial statements for the year ended December
     31,  1998.  The  notes  to the financial  statements  at  December 31, 1998 substantially  apply  to  the interim financial statements at September 30,
     1999 and are not repeated  here.  All  adjustments  have  been  made which, in  the  opinion  of  management, are necessary  in  order  to  make  these financial  statements  not  misleading.

2     SHARE  CAPITAL

                                                          SHARES    CONSIDERATION
                                                        ---------  --------------

Common shares issued and fully paid
     Balance at December 31, 1998                       7,776,346        $393,769
                                                        ---------        --------

     Consolidated on a 1 new share for
       20 old shares basis                                388,817        $393,769
     Issued during the period
            For cash
            @ $0.50 per share                             300,000         150,000
            @ $3.00 per share                             100,000         300,000
            For services
            @ $0.50 per share                              50,000          25,000
                                                        ---------        --------

                                                          838,817        $868,769
                                                        ---------        --------

     Split on a 10 new share for 1 old share basis and
        balance at September 30, 1999

                                                        8,388,170         $868,769
                                                        =========         ========

On  September 13, 1999, the common shares were split on a 10 new shares for 1 old  share  basis.

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

3.   COMMITMENT

     a.  Pharmaceutical  Research  and  Development

     The Company has entered into Research,  Development and License Agreements, effective  September 30. 1999, to acquire an exclusive license to make, use and sell  pharmaceutical  products and processes  relating to arthritis and dermal  wrinkles.  The Company has paid  $96,500 of the total  research and development  funding  obligation  of  $250,000  and  will  issue  2,600,000 post-split common shares in consideration  for the license.  The balance of the funding  obligation  is due by October 1, 2000.  The shares issued were subsequent  to the period end and recorded at a nominal  value of $0.01 per share  and  are  subject  to  regulatory  restrictions  relating  to  their saleability. A net revenue royalty of 35% will be payable by the Company on revenue for licensed  products.  The  agreement is with a company  formerly under common management.

     b.  Consulting  Agreement

     The Company entered into a consulting  agreement with a former director for public  relations  services for a twelve month period to March 15, 2000. As consideration for the services, the Company:

          -  paid  cash  of  $25,000;
          -  issued  500,000 post-split (50,000 pre-split) shares at an ascribed value  of  $.50 per  share;
          -  granted  options  to  acquire  to March 15, 2000 500,000 post-split common shares at $.05 and 500,000 post-split common shares at $.15;
             and
          -  granted  an  option  to  acquire up to 5% of the outstanding common shares  of  the Company  when  these  shares qualify for the NASDAQ small  cap  over the counter public trading at $.50 per share for a period of two years from  the  date of  the  listing.

     As of September 30, 1999,  the quoted  market price of the shares  exceeded the option  exercise  price by an  aggregate  of $120,000 and the excess is recognized in the current period.

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)

                          INDEPENDENT AUDITORS' REPORT

TO  THE  SHAREHOLDERS  OF
FAIRCHILD  INTERNATIONAL  CORPORATION
   (FORMERLY  GOANNA  RESOURCES  INC.)

We  have  audited  the  accompanying  balance  sheets of Fairchild International
Corporation (formerly Goanna Resources Inc.) (a development stage company) as of
December 31, 1999 and 1998 and the related statements of operations and deficit, changes in stockholders' equity and cash flow for the periods ended December 31,
1999,  1998  and  1997  and  cumulative  to  December 31, 1999.  These financial statements  are  the  responsibility  of  the  Company's  management.  Our responsibility  is  to express an opinion on these financial statements based on our  audit.

We conducted our audit in accordance with generally accepted auditing standards.
Those  standards require that we plan and perform the audit to obtain reasonable assurance  about  whether  the  financial  statements  are  free  of  material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing  the  accounting  principles  used  and  significant estimates made by management,  as well as evaluating the overall financial statement presentation.
We  believe  that  our  audit  provides  a  reasonable  basis  for  our opinion.

In  our  opinion,  the financial statements referred to above present fairly, in all  material  respects,  the  financial  position  of  Fairchild  International
Corporation  (formerly  Goanna  Resources Inc.) as of December 31, 1999 and 1998
and  the results of its operations and its cash flows for each of the periods in the  three  year  period  then  ended  and  cumulative  to  December 31, 1999 in conformity  with  U.S.  generally  accepted  accounting  principles consistently applied.

The  accompanying  financial  statements  have  been  prepared assuming that the
Company  will  continue  as  a  going  concern.  As  discussed  in Note 2 to the financial statements, the Company has suffered losses from operations, has a net capital deficiency and there is no revenue stream from operations.  As a result, there  is  substantial  doubt about the Company's ability to continue as a going concern.  The  financial  statements  do  not include any adjustments that might result  from  the  outcome  of  this  uncertainty.

Vancouver,  Canada                                         "STEELE  &  CO."
June  7,  2000                                             CHARTERED ACCOUNTANTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

                                                               1999        1998
                                                               ----        ----

ASSETS
 CURRENT
   CASH                                                    $  36,966   $     595
                                                           ==========  ==========
LIABILITIES
 CURRENT
   ACCOUNTS PAYABLE                                        $   8,205   $   7,350
   OWING TO RELATED PARTIES (NOTE 4)                          61,205      55,752
                                                           ----------  ----------
                                                              69,410      63,102
                                                           ----------  ----------
COMMITMENTS (NOTE 7)
STOCKHOLDERS' EQUITY (DEFICIENCY)
 SHARE CAPITAL (NOTE 5)
   AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE OF $.001
PER  SHARE
     1,000,000  PREFERRED SHARES WITH A PAR VALUE OF
      $.01 PER SHARE
 ISSUED
     10,988,210  COMMON SHARES                               894,769     393,769
 DEFICIT ACCUMULATED DURING                                 (927,213)   (456,276)
                                                           ----------  ----------
  THE DEVELOPMENT STAGE
 TOTAL STOCKHOLDERS' DEFICIENCY                              (32,444)    (62,507)
                                                           ----------  ----------
 TOTAL LIABILITIES AND STOCKHOLDERS'                       $  36,966   $     595
                                                           ==========  ==========
  DEFICIENCY

APPROVED  BY  THE  DIRECTOR

          "Byron  Cox"
--------------------------
   THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                     CUMULATIVE      PERIOD ENDED DECEMBER 31,
                                        TO
                                    DECEMBER 31,
                                       1999         1999        1998       1997
                                    -----------  ----------  ----------  ---------

EXPENSES
 ADVERTISING                        $     9,008  $        -  $    5,517  $   3,491
 BANK CHARGES AND                        12,065       1,936       9,631        498
  FOREIGN EXCHANGE
 CONSULTING                              39,267      15,391       7,194     16,682
 OFFICE, RENT AND                        19,156      12,473       2,891      3,792
  SECRETARIAL
 PROFESSIONAL FEES                       76,455      52,145      12,964     11,346
 PROMOTION AND TRAVEL                   325,040     104,341     202,302     18,397
 RELATED PARTY                          109,122      63,136      32,349     13,637
  ADMINISTRATION
  CONSULTING                             50,000      50,000           -          -
 RESEARCH AND                           158,500     158,500           -          -
      DEVELOPMENT AND
  LICENCE FEES (NOTE 7)
 SHAREHOLDER                             18,022       7,563       2,255      8,204
  INFORMATION
 TELEPHONE                                3,194       1,853         849        492
 TRANSFER AGENT FEES                      7,757       3,599       3,366        792
                                    -----------  ----------  ----------  ---------
                                        827,586     470,937     279,318     77,331
MINERAL INTERESTS AND                    99,627           -      46,296     53,331
                                    -----------  ----------  ----------  ---------
 EXPLORATION COSTS
NET LOSS FOR THE PERIOD             $   927,213     470,937     325,614    130,662
                                    ===========
 (NOTE 6)
DEFICIT BEGINNING OF THE PERIOD                     456,276     130,662          -
                                                 ----------  ----------  ---------
DEFICIT END OF THE PERIOD                        $  927,213  $  456,276  $ 130,662
                                                 ==========  ==========  =========

BASIC LOSS PER SHARE                             $      .03  $      .05  $     .02
                                                 ==========  ==========  =========
 PRE STOCK SPLITS
 POST STOCK SPLITS                               $      .06  $      .10  $     .05
                                                 ==========  ==========  =========

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING
 PRE STOCK SPLITS                                14,643,086   6,358,643  5,531,429
                                                 ==========  ==========  =========
 POST STOCK SPLITS                                7,321,543   3,179,322  2,765,715
                                                 ==========  ==========  =========

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997
                           (EXPRESSED IN U.S. DOLLARS)

                           COMMON STOCK       CAPITAL IN  DEFICIT     TOTAL
                           ------------       EXCESS OF   -------     STOCK-
                                              PAR VALUE               HOLDERS'
                                              ----------              EQUITY
                                                                      --------
                          SHARES    AMOUNT
                         ---------  -------

ISSUED FOR CASH          5,000,000  $ 5,000  $ 45,000     $       -   $  50,000
  $.01/SHARE
ISSUED FOR MINERAL         620,000      620     5,580             -       6,200
 INTERESTS
  $.01/SHARE
ISSUED FOR CASH
  $.20/SHARE              256,500      257    51,043             -      51,300
  $.50/SHARE               83,222       83    41,528             -      41,611
                         ---------  -------  --------     ----------  ----------
                         5,959,722    5,960   143,151                   149,111
NET LOSS FOR THE                 -        -         -      (130,662)   (130,662)
                         ---------  -------  --------     ----------  ----------
 PERIOD ENDED
 DECEMBER 31, 1997
STOCKHOLDERS'            5,959,722    5,960   143,151      (130,662)     18,449
 EQUITY (DEFICIENCY) AT
 DECEMBER 31, 1997
ISSUED FOR CASH
  $.05/SHARE              300,000      300    14,700             -      15,000
  $.11/SHARE              454,545      455    49,545             -      50,000
ISSUED FOR SERVICES
  $.112/SHARE             500,000      500    55,500             -      56,000
  $.22/SHARE              562,080      562   123,096             -     123,658
                         ---------  -------  --------     ----------  ----------
                         7,776,347    7,777   385,992      (130,662)    263,107
NET LOSS FOR THE
 YEAR ENDED                      -        -         -      (325,614)   (325,614)
                         ---------  -------  --------     ----------  ----------
 DECEMBER 31, 1998
STOCKHOLDERS' EQUITY     7,776,347  $ 7,777  $385,992     $(456,276)  $ (62,507)
                         =========  =======  ========     ==========  ==========
 (DEFICIENCY) AT
 DECEMBER 31, 1998

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997
                           (EXPRESSED IN U.S. DOLLARS)

                           COMMON STOCK       CAPITAL IN  DEFICIT     TOTAL
                           ------------       EXCESS OF   -------     STOCK-
                                              PAR VALUE               HOLDERS'
                                              ----------              EQUITY
                                                                      --------
                          SHARES    AMOUNT
                         ---------  -------

STOCKHOLDERS' EQUITY     7,776,347  $ 7,777  $385,992     $(456,276)  $ (62,507)
 (DEFICIENCY) AT
 DECEMBER 31, 1998
STOCK SPLIT             (7,387,526)       -         -             -           -
                        -----------  -------  --------    ----------  ----------
 1 NEW FOR 20 OLD
BALANCE                    388,821     7,777   385,992     (456,276)    (62,507)
 POST-STOCK SPLIT
ISSUED FOR CASH
  $.50                     300,000       300   149,700            -     150,000
  $3.00                    100,000       100   299,900            -     300,000
ISSUED FOR SERVICES
  $.50                      50,000        50    24,950            -      25,000
                        -----------  -------  --------    ----------  ----------
BALANCE PRE-SPLIT          838,821     8,227   860,542     (456,276)    412,493
 STOCK SPLIT             7,549,389         -         -            -           -
                        -----------  -------  --------    ----------  ----------
 10 NEW FOR 1 OLD
BALANCE                  8,388,210     8,227   860,542     (456,276)    412,493
 POST-STOCK SPLIT
ISSUED FOR LICENCE       2,600,000     2,600    23,400            -      26,000
                        -----------  -------  --------    ----------  ----------
 2,600,000  $.001
                        10,988,210    10,827   883,942     (456,276)    438,493
NET LOSS FOR THE YEAR
ENDED DECEMBER31,1999            -         -         -     (470,937)   (470,937)
                        -----------  -------  --------    ----------  ----------
STOCKHOLDERS' EQUITY    10,988,210   $10,827  $883,942    $(927,213)  $ (32,444)
                        ===========  =======  ========    ==========  ==========
(DEFICIENCY) AT
DECEMBER 31, 1999

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                         CUMULATIVE     PERIOD ENDED DECEMBER 31,
                                             TO
                                         DECEMBER 31
                                            1999              1999     1998     1997
                                         ----------  ----------  ----------  ----------

CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES
   NET LOSS FOR THE PERIOD               $(927,213)  $(470,937)  $(325,614)  $(130,662)
   NON-CASH ITEMS
    ISSUE OF SHARES FOR SERVICES,          236,858      51,000     179,658       6,200
     MINERAL INTERESTS, RESEARCH
     AND DEVELOPMENT AND
     LICENCES
   CHANGE IN NON-CASH
    OPERATING ITEM
     ACCOUNTS PAYABLE                        8,205         855       2,428       4,922
                                         ----------  ----------  ----------  ----------
                                          (682,150)   (419,082)   (143,528)   (119,540)
                                         ----------  ----------  ----------  ----------
 FINANCING ACTIVITIES
   OWING TO RELATED PARTIES                 61,205       5,453      11,008      44,744
   SHARE CAPITAL ISSUED
     FOR CASH                              657,911     450,000     157,911      50,000
   SHARE SUBSCRIPTIONS                           -           -     (92,911)     92,911
                                         ----------  ----------  ----------  ----------
                                           719,116     455,453      76,008     187,655
                                         ----------  ----------  ----------  ----------
CHANGE IN CASH FOR THE PERIOD            $  36,966      36,371     (67,520)     68,115
                                         ==========
CASH BEGINNING OF THE PERIOD                               595      68,115           -
                                                     ----------  ----------  ----------
CASH END OF THE PERIOD                               $  36,966   $     595   $  68,115
                                                     ==========  ==========  ==========

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)

1.   ACCOUNTING  POLICIES

     a.   Incorporation  and  Basis  of  Presentation
          The Company was  incorporated  in the State of Nevada,  U.S.A. on June
          20, 1997. These financial  statements have been prepared in accordance with  accounting  principles and practices  generally  accepted in the
          United States.

     b.   Use  of  Estimates
          The  preparation of financial  statements in conformity with generally accepted  accounting  principles requires management to make estimates and  assumptions  that  affect the amounts  reported in the  financial statements and  accompany-ing  disclos-ures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

     c.   Foreign  Currency
          Transactions in foreign currency are translated at rates prevailing on the  dates  of  the  transactions.  Monetary  assets  and  liabilities denominated  in  foreign  currencies  have been  translated  into U.S.
          dollars at the rate of exchange  prevailing at the year end.  Exchange gains and losses from foreign  currency  translation  adjustments  are included in current costs.

     d.   Income  Taxes
          The  Company  has  incurred  operating  losses  and   resource-related
          expenditures  which are  available  for tax credit  carry-forward.  No certainty  exists whether it is more likely than not that some portion of these  amounts  will be  realized by a  reduction  of future  taxes payable and no deferred tax asset has been recognized.

     e.   Year  2000  Issue
          It is not  possible  to be certain  that all  aspects of the Year 2000
          Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)

2.   GOING  CONCERN  CONSIDERATIONS

     As of December 31, 1999,  the Company had not reached a level of operations which would finance day to day activities.  These financial statements have been  prepared  on the  assumption  that the  Company  is a going  concern, meaning it will continue in operation for the  foreseeable  future and will be able to realize assets and discharge  liabilities in the ordinary course of operations.  Different  basis of measurement  may be appropriate  when a company is not expected to continue  operations for the foreseeable future.
     The Company's continuation as a going concern is dependent upon its ability to attain  profitable  operations and generate funds therefrom and/or raise equity  capital  or  borrowings  from third  parties  and  related  parties sufficient  to meet current and future  obligations.  The Company  suffered losses from  operations  of $470,937,  $325,614 and $130,662 for the fiscal periods ended December 31, 1999, 1998 and 1997  respectively  and had a net capital deficiency of $32,444 as of December 31, 1999.

3.   MINERAL  INTERESTS

     The Company  abandoned  its rights to the  prospecting  licences in Western
     Australia by not making the  required  payments  and share  issuances.  The
     Company has no further  rights or  obligations  relating to these  property licences.

4.   RELATED  PARTY  TRANSACTIONS

     The  Company  shares  office  facilities  and  has  common  management  and directorships  with a  number  of  public  and  private  corporate  related parties.  The  Company is charged  for office  rentals  and  administrative services on a proportional cost basis. Management believes that the methods of cost  allocations  and  resultant  costs are  reasonable.  Accounts with companies with common management and directorships,  management,  directors and a  stockholder  are  unsecured  with no  fixed  terms  of  interest  or repayment.  Fees paid to related  parties  during the three fiscal  periods ended December 31 are:

                                                         1999     1998     1997
                                                       --------  -------  -------

Administration expenses paid to a                      $ 31,896  $21,879  $13,637
company controlled by a director
Administration fees paid to a director                   31,240   10,470        -
 and former director
Consulting fees paid to a former                         50,000        -        -
                                                       --------  -------  -------
 director (Note 7)
                                                       $113,136  $32,349  $13,637
                                                       ========  =======  =======

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)

5.     SHARE  CAPITAL

     a.   Authorized
              50,000,000     Common shares with a par value of $.001 per share
               1,000,000     Preferred shares with a par value of $.01 per share

     b.   Common Shares Issued            Price per
                                          Share     SharesConsideration
                                          -----     -------------------

          For  cash                       $   .01        5,000,000     $  50,000
          For  mineral  interests         $   .01          620,000         6,200
                                                      -------------    ---------

          Balance at December 31, 1997                   5,620,000        56,200
          For cash                        $   .05          300,000        15,000
          For cash                        $   .11          454,545        50,000
          For cash                        $   .20          256,500        51,300
          For  cash                       $   .50           83,222        41,611
          For  services                   $   .112         500,000        56,000
          For  services                   $   .22          562,080       123,658
                                                      -------------    ---------

          Balance at December 31, 1998                   7,776,347     $ 393,769
                                                      =============    =========

          Stock  split
          1  new  share  for  20 old basis                 388,821     $ 393,769

          Issued  during  the  year
          For  cash                       $   .50          300,000       150,000
          For  cash                       $  3.00          100,000       300,000
          For  services                   $   .50           50,000        25,000
                                                      -------------    ---------

                                                           838,821     $ 868,769
                                                      =============    =========

          Stock  split
          10 new shares for 1 old basis                  8,388,210     $ 868,769
          Issued for licence acquisition  $   .01        2,600,000        26,000
                                                      -------------    ---------

          Balance  at December 31, 1999                 10,988,210     $ 894,769
                                                      =============    =========

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)

6.   INCOME  TAXES

     The Company has incurred  operating losses of approximately  $764,000 which are available to reduce future years' taxable  income.  No future  benefits have been recognized in the accounts.  The  availability of these losses is as follows:

          Until  2012                     $     128,000
          Until  2018                     $     315,000
          Until  2019                     $     321,000

     No income taxes were  payable by the Company for the three  fiscal  periods ended December 31, 1999.

7.   COMMITMENTS

     a.   Pharmaceutical  Research  and  Development
          The  Company  has  entered  into  Research,  Development  and  Licence
          Agreements,  effective  September  30,  1999,  to acquire an exclusive licence to make,  use and sell  pharmaceutical  products and processes relating  to  arthritis  and dermal  wrinkles.  The  Company  has paid
          $132,500 of the total research and development  funding  obligation of
          $250,000   and   issued   2,600,000   post-split   common   shares  in
          consideration for the licence.  The balance of the funding  obligation is due by October 1, 2000.  The shares  have been  issued at a nominal value of $.01 per share and are  subject  to  regulatory  restrictions relating to their  saleability.  A net revenue  royalty of 35% will be payable by the Company on revenue for licensed products. The agreement is with a company formerly under common management.

     b.   Consulting  Agreement
          The Company entered into a consulting agreement with a former director for public  relations  services for a twelve month period to March 15,
          2000. As consideration for the services, the Company:

               -  paid  cash  of  $25,000;
               -  issued  500,000  post-split (50,000 pre-split) shares at an ascribed  value  of  $.50  per  share;
               -  granted  options  to  acquire  to  March  15,  2000 (lapsed subsequent  to  the  year end without being exercised) 500,000 post-split common shares  at  $.05  and  500,000  post-split common  shares  at  $.15;  and
               -  granted  an  option  to acquire up to 5% of the outstanding common shares of the Company when these shares qualify for the
                  NASDAQ small cap over the counter public trading at $.50 per share for a period of two years from the date of the listing.

          As of December  31,  1999,  the exercise  price of  outstanding  stock options  exceeded the quoted market value of the shares.  Accordingly, no stock option  compensation  has been  recognized  in the  financial statements.

                                  FAIRCHILD INTERNATIONAL CORPORATION
                                     (A DEVELOPMENT STAGE COMPANY)

                                  STATEMENT OF OPERATIONS AND DEFICIT

                          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                      (EXPRESSED IN U.S. DOLLARS)

                                 CUMULATIVE            PERIOD ENDED
                                    TO                   MARCH 31
                                 MARCH 31
EXPENSES                            2000             2000           1999

ADVERTISING                      $  9,008        $      -        $      -
BANK CHARGES AND
  FOREIGN EXCHANGE                 12,108              43             196
CONSULTING                         39,267               -             664
OFFICE, RENT AND SECRETARIAL       25,040           5,884           5,380
PROFESSIONAL FEES                  78,183           1,728               -
PROMOTION AND TRAVEL              331,040           6,000          47,962
RELATED PARTY
  ADMINISTRATION CHARGES          119,855          10,733           5,000
  CONSULTING FEES                  50,000               -          50,000
RESEARCH AND DEVELOPMENT AND
  LICENSE FEES                    163,520           5,020               -
SHAREHOLDER INFORMATION            19,769           1,747             664
TELEPHONE AND UTILITIES             3,440             246             438
TRANSFER AGENT FEES                 7,757               -           1,045
                                 --------        --------        --------

                                  858,987          31,401         111,349

MINERAL INTEREST AND
    EXPLORATION COSTS              99,627               -               -
                                 --------        --------        --------

NET LOSS FOR THE PERIOD           958,614          31,401         111,349
                                 ========

DEFICIT BEGINNING OF THE PERIOD                   927,213         456,276
                                                 --------        --------

DEFICIT END OF THE PERIOD                        $958,614        $567,625
                                                 --------        --------

BASIC LOSS PER SHARE

    PRE STOCK SPLITS                             $   0.01        $   0.01
                                                 ========        ========

    POST STOCK SPLITS                            $   0.01        $   0.03
                                                 ========        ========

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                 MARCH 31, 2000

                           (EXPRESSED IN U.S. DOLLARS)

ASSETS                                                   2000

    CURRENT
       CASH                                           $   5,186
                                                      ==========

LIABILITIES

    CURRENT
       ACCOUNTS PAYABLE                               $   7,826
       OWING TO RELATED PARTIES                          61,205
                                                      ----------

                                                         69,031
                                                      ----------
COMMITMENTS (NOTE 3)

STOCKHOLDERS' EQUITY

  SHARE CAPITAL
     AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE
                        OF $0.001 PER SHARE
      1,000,000   PREFERRED SHARES WITH A PAR VALUE
                        OF $0.01 PER SHARE
ISSUED AND FULLY PAID (NOTE 2)
    10,988,210 COMMON SHARES                            894,769

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                                    (958,614)
                                                      ----------

TOTAL STOCKHOLDERS' EQUITY                              (63,845)
                                                      ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   5,186
                                                      ==========

APPROVED BY THE DIRECTOR

-------------------------------

                                    UNAUDITED

                                          FAIRCHILD INTERNATIONAL CORPORATION
                                             (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENTS OF CASH FLOW

                                   FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                              (EXPRESSED IN U.S. DOLLARS)

                                    CUMULATIVE             PERIODS ENDED
                                        TO                  SEPTEMBER 30
                                     MARCH 31
                                       2000              2000             1999

CASH PROVIDED (USED) BY                              $      -         $       -
    OPERATING ACTIVITIES

     NET LOSS FOR THE PERIOD       $(958,614)        $(31,401)        $(111,349)
     NON-CASH ITEMS
     ISSUE OF SHARES FOR SERVICES
       AND MINERAL INTEREST          236,858                -                 -
     CHANGE IN NON-CASH
      OPERATING ITEM
       ACCOUNTS PAYABLE                7,826             (379)           (5,020)
                                   ----------        ---------        ----------

                                    (713,930)         (31,780)         (116,369)
                                   ----------        ---------        ----------

FINANCING ACTIVITIES

     OWING TO RELATED PARTIES         61,205                -            87,451
     SHARE CAPITAL ISSUED FOR CASH   657,911                -                 -
     SHARE SUBSCRIPTIONS                   -                -            30,000
                                   ----------        ---------        ----------

                                     719,116                -           117,451
                                   ----------        ---------        ----------

CHANGE IN CASH FOR THE PERIOD      $   5,186          (31,780)            1,082
                                   ==========                         ----------

CASH BEGINNING OF THE PERIOD                           36,966               595
                                                     ---------        ----------

CASH END OF THE PERIOD                               $  5,186         $   1,677
                                                     =========        ==========

                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                 MARCH 31, 2000

1.   ACCOUNTING  POLICIES  AND  NOTES

     The  accounting  policies  followed by the Company are unchanged from those outlined in the audited  financial  statements  for the year ended December
     31,  1999.  The notes to the  financial  statements  at  December  31, 1999 substantially  apply to the interim financial  statements at March 31, 2000 and are not repeated here.  All  adjustments  have been made which,  in the opinion of  management,  are  necessary  in order to make  these  financial statements not misleading.

2.   SHARE  CAPITAL

     Common shares issued and fully paid                SHARES     CONSIDERATION
                                                        ------     -------------

      Balance at March 31, 2000 and December 31, 1999   10,988,210  $    894,769
                                                        ----------  ------------

3.   COMMITMENTS

     a.   Pharmaceutical  Research  and  Development

          The  Company  has  entered  into  Research,  Development  and  License
          Agreements  to acquire  an  exclusive  license  to make,  use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles.  The Company has paid  $137,520  of the total  research  and development  funding  obligation  of  $250,000  and  issued  2,600,000 post-split common shares in consideration for the license. The balance of the funding  obligation is due by October 1, 2000.  The shares have been  issued at a nominal  value of $.01 per share and are  subject to regulatory  restrictions relating to their saleability.  A net revenue royalty of 35% will be payable by the Company on revenue for  licensed products.  The  agreement  is with a  company  formerly  under  common management.

      b.  Consulting  Agreement

          The Company entered into a consulting agreement with a former director for public  relations  services for a twelve month period to March 15,
          2000. As consideration for the services, the Company:

               -  paid  cash  of  $25,000;
               -  issued  500,000  post-split  (50,000  pre-split)  shares at an ascribed  value  of  $.50  per  share;
               -  granted  options  to acquire to March 15, 2000 (lapsed without being  exercised) 500,000 post-split common shares at $.05 and
                  500,000 post-split common shares  at  $.15;  and
               -  granted  an  option  to  acquire  up  to 5% of the outstanding common shares of the Company when these shares qualify for the
                  NASDAQ small cap over the counter public trading at  $.50  per share  for a period of two years from the date of the listing.

          As of March 31, 2000, the exercise price of outstanding  stock options exceeded the quoted market value of the shares.  Accordingly, no stock option compensation has been recognized in the financial statements.

                                    UNAUDITED

                                  EXHIBIT INDEX

EXHBIT  # ITEM                                                              PAGE

Ex. 3.1    Articles  of  Incorporation
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 3.2    Bylaws
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 4      Share  Certificate
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 10     Material Contracts - Praxis Pharmaceuticals, Inc.
          (as filed in the July 20, 2000 filing of the Form 10-SB)

Ex. 10.1   Development Program for Neutraceutical and Cosmetic Agents.
           (as filed in the July 20, 2000 filing of the Form 10-SB)

Ex. 27     Financial  Data  Schedule
           (as filed in the November 30,1999 filing of the Form 10-SB)

                                   SIGNATURES

In  accordance  with  Section  12  of  the  Securities Exchange Act of 1934, the
registrant  caused this registration statement to be signed on its behalf by the undersigned,  thereunto  duly  authorized.

FAIRCHILD  INTERNATIONAL  CORP.

Dated:  8/24/00                       By:  /s/  Byron  Cox
                                           ----------------
                                           Byron Cox, President and Director

                                        24
Part I
------
Item 1  -  Description  of  Business
------------------------------------

     2. We have expanded the disclosure  regarding our corporate  development to indicate how the relationship between Praxis Pharmaceuticals ("Praxis") and
     Fairchild has developed.  In addition, we have clarified that Praxis is not financially  dependent their contract with our company and the  reasons why they are not financially dependent.

     3. We have revised our disclosure to clearly indicate:  (a) what Praxis has already  accomplished  in  their  research  and  development;  (b)  further research and  development  that Praxis will  conduct;  and (c) various time periods involved in Praxis' research and development.

     4. We are filing Schedule C as an Exhibit to the Form 10-SB.

     5. We have  included  disclosure of other steps the Company must take prior to marketing any product and the contemplated cost involved.

     6.We have included all information  requested  regarding a third party that sought to acquire our deep-wrinkle formula.

Item  2  -  Plan  of  Operations
--------------------------------

     7. We have clarified what we previously  meant by "business  associates and friends of the issuer" and included more specific information.

Item  5  -  Directors,  Executive  Officers,  Promoters,  and  Control  Persons
-------------------------------------------------------------------------------

     8. There are no such persons to disclose.

Item  4  -  Recent  Sales  of  Unregistered  Securities
-------------------------------------------------------

     9. There are no recent sales of unregistered securities to report.

Part  F/S
---------

Interim  Financial  Statements

     10. Removed as requested and an updated copy of the financial statements is enclosed.

     11. Steele & Co. (the Firm) is the registrar's external auditor. The Firm's partners,  employees  and their spouses have not and do not hold any direct or indirect  interest in the  registrant or its related group of companies.
     The Firm has not and does not have a common  employee  with the  registrant and is a disinterested third party that carries out annual audits,  reviews or  compilations  for the registrant and other  clients.  The  registrant's operating; financing and investing decisions are the sole responsibility of its director,  consultant and  employees.  Accordingly it is the opinion of management that Steele & Co. is an independent party.

     12. Shares issued to Praxis  Pharmaceuticals,  Inc.,  have been valued at a nominal  value  of $.01  per  share.  The  shares  are  subject  to  resale restrictions.  It is the opinion of management  that nominal value is equal to fair value and that a lower  nominal  value would not provide any fairer presentation.  It is the  opinion of  management  that no higher fair value
     should  be   attributed   to  the  shares   because  of  their   restricted
     marketability and the registrant's development stage status.

     13.  Refer  to  Note  3  in  the  updated  financial  statements.

     Should  you  have  any  questions,  please  contact  our  office.

                                                Sincerely,

                                                /s/  Byron  Cox
                                                -----------------------------
                                                Byron  Cox,  President